

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

July 16, 2008

<u>Via U.S. Mail and Facsimile</u>

John A. Ruddy
Interim Chief Executive Officer
Maverick Oil and Gas, Inc.
16415 Addison Road
Suite 850
Addison, Texas 75001

> **Re:** **Maverick Oil and Gas, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 29, 2008**
> **File No. 0-50428**

Dear Mr. Ruddy:

We have reviewed your filing and your response letter dated July 3, 2008, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one and your reliance on Rule 14a-2b(2). Rule 14a-2b(2) only applies to a "solicitation made otherwise than on behalf of the registrant." In this regard, it appears that you solicited the shareholders from whom you received the consents. As you cannot rely on the exception in Rule 14a-2b(2), please file a Preliminary Proxy Statement on Schedule 14A.

2. We note your responses to comments two and three. Please confirm that you will include disclosure in your Definitive Information Statement on Schedule 14C that communicates the information discussed in your responses.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Sean Donahue at (202) 551-3579 or, in his absence, me at (202) 551-3611 with any questions.

                                        Sincerely,

                                        Anne Nguyen Parker
                                        Branch Chief

cc: Steve Cohen (215.299.2150)
        Sean Donahue